K&L GATES LLP 1601 K STREET NW WASHINGTON, DC 20006 T +1 202 778 9286 F +1 617 261 3175 klgates.com

Jennifer R. Gonzalez (202) 778-9286 (phone) Jennifer.Gonzalez@klgates.com

August 16, 2022

VIA EDGAR

Ashley Vroman-Lee
Chad Eskildsen
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Reorganization of Salient Midstream & MLP Fund into Salient MLP & Energy Infrastructure Fund, a series of Salient MF Trust File No. 333-266260

Dear Ms. Vroman-Lee and Mr. Eskildsen:

This letter addresses comments that were provided telephonically by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on August 8, 2022 and August 12, 2022 regarding the preliminary proxy statement/prospectus on Form N-14 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), as filed with the SEC on July 21, 2022 (the “Proxy Statement/Prospectus”) by the Salient MF Trust (the “Registrant”). We have discussed the Staff’s comments with representatives of Salient Midstream & MLP Fund and Salient MLP & Energy Infrastructure Fund (each a “Fund” and together, the “Funds”). The Staff’s comments are described below and have been summarized to the best of our understanding. Where applicable, the Fund will make conforming changes in each place where similar language appears. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement/Prospectus.

Accounting Comments:

1.
Comment: On page 22 of the Proxy Statement/Prospectus, the disclosure states that the information in the Shareholder Fees and Annual Fund Operating Expenses table is as of December 31, 2021 for the Acquiring Fund.  Please supplementally confirm that the fees are current in accordance with Item 3 of Form N-14.

Response: The Registrant confirms all fees in the Prospectus/Proxy Statement are current fees.

2.
Comment: Please supplementally explain why the Acquired Fund’s expense ratio, disclosed in the Shareholder Fees and Annual Fund Operating Expenses table on page 23, of 2.33% differs from the expense ratio, disclosed in the Financial Highlights in Appendix B, of 3.17%.  The Staff notes both amounts are disclosed as of May 31, 2022.

Response: The Acquired Fund column in the Shareholder Fees and Annual Fund Operating Expenses has been revised to calculate the Acquired Fund’s annual fund operating expenses, including the expense ratio, based on the net assets of the Acquired Fund’s common shares, consistent with Form N-2 and the Acquired Fund’s Financial Highlights already included in Exhibit B to the Proxy Statement/Prospectus. The revised Shareholder Fees and Annual Fund Operating Expenses table and Expense Example table are included in Appendix A hereto.

3.
Comment: Please consider updating the Capitalization table on page 32 to a date within 30 days of the date of filing of the Proxy Statement/Prospectus.  Alternatively, please supplementally confirm that there are no material changes since December 31, 2021. Please also revise the Capitalization table to reflect the impact of the reorganization expenses arising from the Reorganization.

Response: The Registrant has updated the Capitalization table to reflect capitalization as of July 31, 2022 and to include the impact of the reorganization expenses arising from the Reorganization.  The revised Capitalization table is included in Appendix B hereto.

4.
Comment: In the first sentence under Management Fees on page 48, please supplementally confirm that 0.97% disclosed as the management fee of the Acquiring Fund is accurate.  The Staff notes that other disclosures in the Proxy Statement/Prospectus discloses this amount as 0.95%.

Response: The Registrant has corrected the noted reference to state 0.95%.

5.
Comment: The Staff notes that, on page 93 of the Statement of Additional Information, the semiannual report for May 31, 2022 is being incorporated by reference, but it has not been filed on EDGAR yet.  Please supplementally confirm that it will be filed by the effective date.

Response: The Registrant confirms that the noted semiannual shareholder report was filed on August 4, 2022.

Disclosure Comments:

6.	Comment: In the Segregation of Assets section on page 6, please update disclosure to reflect Rule 18f-4.

Response: The Registrant has replaced the noted disclosure with the below language to reflect Rule 18f-4.

Derivatives Rule

Effective August 19, 2022 (the “Compliance Date”), Rule 18f-4 under the 1940 Act (the “Derivatives Rule”) replaces the asset segregation regime of Investment Company Act Release No. 10666 (“Release 10666”) with a new framework for the use of derivatives by registered funds. On the Compliance Date, the U.S. Securities and Exchange Commission (the “SEC”) will rescind Release 10666 and withdraw no-action letters and similar guidance addressing a fund’s use of derivatives and begin requiring funds to satisfy the requirements of the Derivatives Rule. As a result, as of the Compliance Date, the Acquiring Fund will no longer engage in “segregation” or “coverage” techniques with respect to derivatives transactions and will instead comply with the applicable requirements of the Derivatives Rule.

The Derivatives Rule mandates that a fund adopt and/or implement: (i) value-at-risk limitations (“VAR”) in lieu of asset segregation requirements; (ii) a written derivatives risk management program; (iii) new board oversight responsibilities; and (iv) new reporting and recordkeeping requirements. In the event that a fund’s derivative exposure is 10% or less of its net assets, excluding certain currency and interest rate hedging transactions, it can elect to be classified as a limited derivatives user (“Limited Derivatives User”) under the Derivatives Rule, in which case the fund is not subject to the full requirements of the Derivatives Rule. Limited Derivatives Users are excepted from VAR testing, implementing a derivatives risk management program, and board oversight and reporting requirements mandated by the Derivatives Rule. However, a Limited Derivatives User is still required to implement written compliance policies and procedures reasonably designed to manage its derivatives risks.

The Acquiring Fund intends generally to qualify as a “Limited Derivatives User” as defined under the Derivatives Rule.

7.	Comment: Please confirm that the actual Agreement and Plan of Reorganization and not the form of agreement will be included in the final definitive materials or in a post-effective amendment.

Response: The Registrant will file the actual Agreement and Plan of Reorganization as an exhibit in a post-effective amendment.

* * * * *
The Registrant intends to file a definitive form of the Proxy Statement/Prospectus that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (202) 778-9286.
Sincerely,
/s/ Jennifer R. Gonzalez
Jennifer R. Gonzalez

Appendix A

The tables below describe (1) the actual fees and expenses as a percentage of net assets attributable to common shares of the Acquired Fund for the fiscal six-month period ended May 31, 2022; (2) the actual fees and expenses for Class A shares of the Acquiring Fund for the fiscal year ended December 31, 2021; and (3) the anticipated pro forma fees and expenses of Class A Shares of the Acquiring Fund on a combined basis assuming the Reorganization with the Acquired Fund had occurred at the beginning of the twelve-month period ended December 31, 2021 (i.e., on January 1, 2021). The Acquiring Fund is expected to be the legal, tax and accounting survivor of the Reorganization. The Acquiring Fund’s actual expenses after the Reorganization may be greater or less than those shown.
These tables do not include Acquiring Fund share classes not involved in the Reorganization.
Shareholder Fees and Annual Fund Operating Expenses
This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in one or more funds that are a part of Forward Funds and Salient MF Trust (collectively the “Salient Funds”). This amount may vary depending on the Fund in which you invest.

		Acquired Fund	Acquiring Fund Class A		Acquiring Fund Class A (Pro Forma, Assuming Reorganization)
Shareholder Fees	Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	None	5.50%		5.50%
	Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original price or redemption proceeds)	None	1.00	%(1)	1.00	%(1)

Annual Fund Operating Expenses	Management Fee	1.63%	0.95%		0.95%
	Distribution (12b-1) Fees	None	0.25%		0.25%
	Other Expenses(2)	1.54%	0.35%		0.27%
	Total Annual Fund Operating Expenses	3.17%	1.55%		1.47%

(1)
Class A shares are available with no front-end sales charge on investments of $1 million or more. Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. As a result, Class A shares that were not subject to a front-end sales charge, but for which a commission or finder’s fee was paid, may be subject to a contingent deferred sales charge (CDSC) of 1.00% if such Class A shares are sold within twelve months of purchase. In addition, while Class C shares are offered at NAV, without any initial sales charge, a 1.00% CDSC may be charged on any Class C shares upon which a finder’s fee has been paid that are sold within twelve months of purchase.

(2)	Other Expenses include expenses related specifically to each class, such as administrative services fees.

Expense Examples

The hypothetical examples below are intended to help you compare the cost of investing in common shares of the Acquired Fund with the cost of investing in Class A shares of the Acquiring Fund or other mutual funds. The examples assume that you invest $10,000 in each Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The examples also assume that your investment has a 5% return each year and that each Fund’s operating expenses remain the same. Pro forma expenses of Class A shares of the Acquiring Fund assuming the Reorganization with the Acquired Fund had occurred at the beginning of the twelve-month period ended December 31, 2021 (i.e., on January 1, 2021), also are included. The pro forma examples are for comparison purposes only and are not a representation of the Acquiring Fund’s actual expenses or returns, either past or future.

	Acquired Fund	Acquiring Fund Class A	Acquiring Fund Class A (Pro Forma, Assuming Reorganization)
Year 1	$320	$799	$691
Year 3	$979	$1,012	$989
Year 5	$1,661	$1,348	$1,309
Year 10	$3,479	$2,292	$2,211

Appendix B
CAPITALIZATION

With respect to the Reorganization, the following table sets forth the capitalization of the Acquired Fund and the Acquiring Fund as of July 31, 2022 and the pro forma combined capitalization of the Acquiring Fund as if the Reorganization had occurred on that date. The below table reflects the direct costs of the Reorganization that will be borne by the Funds, which are estimated to be $315,000 (including auditor and legal fees and the costs of preparing and filing the enclosed Proxy Statement/Prospectus), with the Acquired Fund paying 70% of the costs associated with the Reorganization and the Acquiring Fund paying 30% of the costs associated with the Reorganization.

	Acquired Fund	Acquiring Fund Class A	Acquiring Fund Class A Pro forma
Net Assets	$157,421,470	$120,261,314	$277,682,783
Net Asset Value, Offering/Redemption Price Per Share	$8.88	$7.55	$7.55
Shares of Beneficial Interest Outstanding	17,722,448	15,928,202	36,772,617